EXHIBIT 23.1

We consent to the use, in the Registration Statement on Form S-1 of Wytec International, Inc., a Nevada corporation, and in all subsequent amendments, including post effective amendments, and supplements to the Registration Statement (including the prospectus contained therein) of our report dated May 4, 2017 on our audit of the consolidated balance sheets of Wytec International, Inc., a Nevada corporation, as of December 31, 2016 and December 31, 2015 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, and the reference to us under the caption “Experts.”

Very truly yours,

/s/ Akin, Doherty, Klein & Feuge, P.C.

Akin, Doherty, Klein & Feuge, P.C.

Certified Public Accountants

August 7, 2017

San Antonio, Texas